Filed by EchoStar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                               Subject Companies: Hughes Electronics Corporation
                                                     Commission File No. 0-26035
                                                      General Motors Corporation
                                                     Commission File No. 1-00143
                                                           Date:  March 25, 2002


On March 25, 2002, the information set forth below was added to the www.echostarmerger.com website in a section titled "Supporters".

ECHOSTAR-DIRECTV
MERGER BENEFITS

                                                                      SUPPORTERS
--------------------------------------------------------------------------------

[DIRECTV LOGO]      [DISH NETWORK LOGO]


SUPPORTERS

Below is a partial list of supporters. Click on the links below to see what they have to say about the proposed merger between EchoStar and DIRECTV.

Circuit City Stores- (pdf)

Citizens for a Sound Economy- (pdf)

Competitive Enterprise Institute- (pdf)

Frontiers of Freedom- (pdf)

Honorable Heidi Heitkamp, former Attorney General of North Dakota (1993-2001)-
(pdf)

League of United Latin American Citizens- (pdf)

Louisiana, Governor Mike Foster- (pdf)

National Alliance of Medical Researchers and Teaching Physicians- (pdf)

National Center for Public Policy Research- (pdf)

National Taxpayers Union- (pdf)

North Dakota Firefighters Association- (pdf)

Ohio Council of Retail Merchants- (pdf)

Progress and Freedom Foundation- (pdf))

Small Business Survival Committee- (pdf)

South Dakota, Governor Bill Janklow- (pdf)

Tavern League of Wisconsion- (pdf)

US Internet Industry Association- (pdf)

United States Internet Council- (pdf)

EchoStar did not prepare these statements and the views expressed in them, in whole or in part, are not necessarily the views of EchoStar or its management. EchoStar has not verified the accuracy of any particular statement made in these documents.

                                   BEFORE THE
                        FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554

In the Matter of                    )
                                    )
EchoStar Communications Corporation )
General Motors Corporation, and     )       CS Docket No. 01-348
Hughes Electronics Corporation      )

To:   The Commission

                      COMMENTS OF CIRCUIT CITY STORES, INC.

         Circuit City Stores, Inc. ("Circuit City") respectfully submits these comments urging the Commission to grant the applications requesting consent to the transfer of control of licenses and authorizations held by Hughes Electronics Corporation ("Hughes") and its subsidiaries and affiliates, and by EchoStar Communications Corporation's ("EchoStar") subsidiaries and affiliates, to EchoStar.

         Circuit City is a leading national retailer of brand name consumer electronics products. Circuit City offers its customers satellite-based multichannel video programming services and equipment, including those available from DirecTV. Circuit City thus is one of DirecTV's largest commercial customers, and a potential commercial customer of EchoStar. Circuit City's business in selling customer premises equipment and services for multichannel video program distribution is a core component of its audiovisual consumer electronics business. Therefore, if anyone were to be concerned over the merger of the two national suppliers of the consumer satellite portion of the MVPD market, it would be Circuit City. Nevertheless, Circuit City believes that the merger between EchoStar and Hughes is in the public interest and encourages the Commission to approve all of the necessary license transfers.

         Circuit City found the following factors determinative in deciding to urge the Commission to approve these license transfers:

1.    The market for MVPD services and customer premises equipment is dominated
      -------------------------------------------------------------------------
      by cable industry providers.
      ----------------------------

         While DirecTV and EchoStar are at present, respectively, the third and seventh-largest individual multichannel video distributor companies, their combined market share is approximately 18%.(1) The balance is controlled by cable operators that purportedly enjoy substantially lower customer acquisition costs. As a major commercial vendor and advertiser in this market, Circuit City pays close attention to its competitive dynamics. It is striking that, though in competition for customers throughout the United States, DirecTV and EchoStar have seldom aimed advertisements at each other's services. This is because they are well aware that their real competition is with cable operators who enjoy massive market share advantage in all markets in which they compete.

         When DBS service was digital and cable service was still analog, it was generally perceived that DBS providers, though bearing higher costs, offered a superior product with significant competitive advantages for many consumers. In the era of digital cable boxes and upgraded digital distribution networks, however, cable operators now enjoy a suite of competitive advantages that require a


------------------------

1 Eighth Annual Report, In the Matter of Annual Assessment of Competition in the Market for the Delivery of Video Programming, CS Docket No. 01-129,
      Section II.B and Table C-3 (Released Jan. 14, 2002). The DBS share is generally lower in urban and suburban areas and higher in rural areas. It is, however, precisely in rural areas that consumers are likely to be un-served or ill-served by cable operators. As is discussed below, the proposed merger seems vital to providing the spectrum tools necessary to allow these DBS providers to offer rural customers a level of service comparable to that presently available from cable operators to urban and suburban consumers. The applicants have pledged that the surviving entity will not discriminate against rural customers based on the lesser level of competition presently provided by cable operators.

response by DBS providers that is well beyond their ability to implement through further increases in the efficiency of operations as they are presently structured. These advantages include customer acquisition cost, number of local broadcast channels in all markets served, and synergistic offerings of other broadband services such as Internet access, telephony, games, and other new products.

2.    To counter cable industry advantages. DBS providers must achieve further
      ------------------------------------------------------------------------
      efficiencies available only through the proposed merger.
      --------------------------------------------------------

         Cable providers generally do not duplicate each others' signal distribution infrastructure. Most homes have only one cable service available to them and are limited in selection of customer premises equipment to that provided by the cable provider. By contrast, MVPD distribution by DBS results in wasteful repetition of about 90% of the available spectrum. This waste of valuable spectrum limits the offering of a full suite of services by DBS providers to only the largest markets.(2)

         The burden of wasteful duplication is felt, in particular, with respect to conveyance of local broadcast channels. Television antennas are not a major product category for Circuit City, in part because most consumers who invest in an MVPD service are not interested in switching antennas in and out of the line, no matter how convenient this may be. Consumers, instead, expect to receive at least some local channels as a basic part of any MVPD service. However, in order to be able to offer local television channels at all, DBS MVPD providers were put under full must carry obligations. At present, these limit the local television markets that EchoStar or DirecTV can serve to a total of 42. Efficiencies from the license transfer

------------------------

2 Even in these, as we discuss below, the license transfer is necessary in order for these DBS providers to offer potentially effective competition in interactive broadband data services.

are expected to allow service to more than 100, in all states, covering about 85 percent of U.S. households.(3) DBS providers can no longer afford to labor under a competitive disadvantage with respect to local broadcaster carriage, and it is unfair to customers outside of the largest markets that they currently have no choice in MVPD providers when considering local station options.

         The present inefficient use of spectrum is equally damaging with respect to offering broadband services to consumers, and in particular to rural consumers. In the 1996 Telecommunications Act the Commission was directed specifically, in section 706, to encourage the deployment of such services on a reasonable and timely basis. While deploying such interactive services is both technically challenging and capital intensive for a DBS provider, the benefit to rural areas can be significant and immediate. The transfer of licenses, in addition to building a more viable customer base, will also combine available spectrum so as to make more manageable the technological challenge in providing interactive satellite services. This step seems essential to accomplishing the goal set by the Congress, and in providing a full suite of services to rural, as well as urban and suburban, consumers. Circuit City, which in its "Broadband Stations" strives to promote broadband opportunities to fit the needs of all customers, considers it an important goal.

3.    The national interest in the transition to HDTV cannot afford to forego
      -----------------------------------------------------------------------
      the bandwidth efficiencies offered by the transfer of licenses.
      --------------------------------------------------------------

         One thing that Circuit City and others involved in the DTV transition have learned is that, even in a broadband era, bandwidth is far from free. Its scarcity has caused hard choices in "must carry" debates for all MVPDs, and has forced


------------------------

3     See Consolidated Application for Authority to Transfer Control at Section
      II.B.

distributors to choose between the number of channels carried and the quality of service made available to consumers.

         Circuit City's experience has been that when consumers are exposed to the advantages offered by HDTV, they will choose it if there is any prospect that compelling content will be offered by programmers and carried by distributors. Cable compatibility issues as to customer premises equipment are now being addressed, so as to offer at least some hope that obstacles will be eliminated in the cable MVPD context. In the satellite context, it is a simple necessity that, if HDTV is to be offered more broadly, bandwidth must be used with absolute maximum efficiency. This is possible only through the transfer of the licenses in question. This transfer, through more efficient use, is expected to make available up to a dozen HDTV channels.

         While the MVPD device market is a major sector for Circuit City, of course we sell large screen displays, an increasing percentage of which are HDTV-capable. The additional HDTV content distribution afforded by this transaction would represent a very significant increase in the modest amount presently available, and should greatly increase consumer confidence in the future of this format. The broader offer of HDTV content by a satellite MVPD provider will most certainly spur competition in this area from cable operators and necessarily help speed the rollout of this technology nationally. It should further drive the sales of these displays, leading to additional reductions in their cost. In turn, the widespread presence of HDTV displays in homes should lead to competitive offerings of other leading edge digital products and services.

                                      * * *

         As a retailer that hopes to offer consumers a range of customer premises devices for both cable and satellite MVPD services, Circuit City is well aware that this transfer of licenses would eliminate one potential competitive choice. In the larger scheme, however, we view it as making possible vital head-to-head competition between cable and DBS providers, with each taking maximum advantage of its service's inherent efficiencies. Consumers are unable to enjoy such a market today. The transfer in question would bring it a major step closer to fruition.

         For the reasons set forth above, Circuit City respectfully urges the Commission to approve the transfer of control of the Hughes and General Motors licenses and authorizations to EchoStar.




                                   Respectfully submitted,

                                   CIRCUIT CITY STORES, INC.


                                   /s/ Alan McCollough
                                   ----------------------------
                                   Alan McCollough
                                   President and CEO

                                   /s/ W. Stephen Cannon
                                   ----------------------------
                                   W. Stephen Cannon
                                   Sr. Vice President and General Counsel
                                   Circuit City Stores, Inc.
                                   9950 Mayland Drive
                                   Richmond, VA 23233
                                   (804) 527-4014

                                   Of Counsel

                                   Robert S. Schwartz
                                   McDermott, Will & Emery
                                   600 13th Street, N.W.
                                   Washington, D.C. 20005
                                   (202) 756-8081



February 4, 2002

                             CERTIFICATE OF SERVICE

         I, Janet Davis, a secretary with the law firm of McDermott, Will & Emery, hereby certify that true copies of the foregoing Comments of Circuit City Stores, Inc. In the Matter of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, CS Docket No. 01-348, were filed via ECFS and in accordance with the filing instructions set forth in the Public Notice issued on January 11, 2002 (DA 01-3005).


                                                     /s/ Janet Davis
                                                     ---------------------
                                                     Janet Davis

January 30, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re:  Proceeding 01-348

Dear Chairman Powell:

In the near future your agency will have the opportunity to let the proposed merger of EchoStar and DIRECTV proceed without delay or crippling conditions.
On behalf of the 300,000 members of Citizens for a Sound Economy, I encourage you to take advantage of that opportunity. The merits of the merger certainly pass the public interest test and non-interference with it would also be welcome recognition of the property rights of the affected shareholders.

Satellite TV has provided a welcome competitive alternative to cable in the pay-TV market. The combined EchoStar and DIRECTV could make much more productive use of their now redundant broadcast spectrum and expand their competition with cable.

Since the two proposed merger partners represent approximately 90 percent of the still young satellite TV industry, some critics might ask you to block the merger on the narrow grounds that it would sharply reduce competition in the satellite TV market, while ignoring the expanded competitive benefits the merger would bring to the much larger pay-TV market.

Blocking the merger or unreasonably burdening it with conditions on the grounds of preserving competition in the satellite TV market would be unwarranted for two reasons: First, it presumes that no new technology will appear to compete with satellite. This presumption ignores the history of satellite itself, which was developed as a competitive technology to cable. And second, the combined satellite firm could compete with cable's lower cost structure and huge edge in national broadband deployment. The combined company would also have the critical mass of subscribers to qualify for the discounts that programming providers now give to the biggest cable companies.

For the sake of perspective, let's also keep in mind that EchoStar and DIRECTV between them can only claim 18 percent of the national pay-TV market, while the big cable companies hold 78 percent. Approval of this merger would not only bring more competitive choice to consumers, it would be a welcome endorsement by government of the free enterprise system.


                                             Sincerely


                                             Jason Thomas
                                             CSE Staff Economist

                  BEFORE THE FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554



      RE: EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation (Docket 01-348)

                                February 4, 2002




COMMENTS OF THE:

COMPETITIVE ENTERPRISE INSTITUTE
JAMES V. DELONG
SENIOR FELLOW - PROJECT ON TECHNOLOGY & INNOVATION
1001 CONNECTICUT AVE., NW - SUITE 1250
WASHINGTON, DC 20036
(202) 331-1010 TEL                  (202) 331-0640 FAX
JDELONG@CEI.ORG     WWW.CEI.ORG

         The Competitive Enterprise Institute is a non-profit public policy organization dedicated to the principles of free enterprise and limited government. Since its beginning in 1984, CEI has championed free market solutions to public policy problems.

         The proposed merger of EchoStar and DIRECTV should be approved because it is precisely such a free market solution to the continuing problems of television competition and broadband deployment.

         Indeed, it is impossible to think of a serious argument against the merger. The combined company will have a 17 percent market share versus the 80 percent share of cable. To argue that satellite transmission is a separate market is ridiculous, considering that the two modes are competing strongly against each other for the same customers, and offering similar products.

         The only viewers who might be disadvantaged are rural customers of satellites who do not have access to cable, and this problem has been resolved by commitments to give these customers the benefits of the prices created by competition in other parts of the nation.

         In addition, were the FCC or the Department of Justice to disapprove the merger, there is no guarantee that both companies, or either, would remain viable. The chances are excellent that the government would succeed only in reducing competition. This possibility is exacerbated by the looming presence of Internet 2, which promises speeds of 2.5 Gbs or more over fiber optic cable, and which is developing technology needed to multicast to multiple recipients without needing a separate bit stream from the origin to each end point. If the satellite companies do not see a way to recover their investment during a fairly limited window of opportunity, then they might well decide that the possibility of Internet 2 as a competitor starting in the latter part of the present decade makes further investment too risky.

         A broad issue of antitrust policy also needs to be addressed. Antitrust analysis has ceased to be based on consumer welfare. While the words "consumer benefit" are mouthed constantly by those asserting that some action should be blocked, for the most part they dissimulate. The energy in the system comes from competitors who fear that they will be disadvantaged by improvements in efficiency, and that they will lose their ability to reap the advantages of their current market power. That is certainly the case here. It is not a decrease in competition that most opponents of the merger fear, but an increase.

         As the Supreme Court said in Brunswick:

              The damages respondents obtained are designed to provide them with the profits they would have realized had competition been reduced. The antitrust laws, however, were enacted for 'the protection of competition not competitors' [citation omitted]. It is inimical to the purposes of these laws to award damages for the type of injury claimed here.*

---------------------

*     Brunswick Corp. v. Pueblo Bowl-O-Mat, Inc., 429 U.S. 477, 488 (1977).

         Equally serious is the increasing domination of the system by what Professor Robert Reich in 1980 called, presciently, "The Antitrust Industry."** The blunt fact is that lawyers and economic consultants are harvesting rich acreages of $500+ hourly fees. As a result, they exert constant pressure on the system to become more intrusive, more complex, and more unpredictable, and thus more dependent on this priestly class of experts.

         The interests of the antitrust industry are not those of the public, of industry, or of the economy as a whole. These need predictability, consistency, simplicity, and good common sense.

         Consequently, it is important not only that you approve the merger, but that you approve it quickly, and that you do so without elaborate "industrial policy" type analysis. The Commission really needs to send a message to competitors and to the antitrust industry that a new era has arrived, and that the outcomes achieved by the free market will be overturned only upon a very convincing showing.

         In this matter, your opinion should be one sentence, reciting the facts about market shares and the degree of competition. That would send the right message.



                                    SUBMITTED BY THE
                                    COMPETITIVE ENTERPRISE INSTITUTE
                                    James V. DeLong
                                    Senior Fellow -- Project on Technology
                                                     & Innovation


         James V. DeLong is a former Assistant Director for Special Projects in the Bureau of Consumer Protection of the Federal Trade Commission and a former Research Director of the Administrative Conference of the United States. He is a graduate of Harvard Law School, where he helped edit the law review, and has written both academic and popular articles on antitrust law and administrative law. For his full biography, see www.cei.org.

---------------------

** The Antitrust Industry," 68 Georgetown Law Journal 1053 (1980). See also James V. DeLong, "The New Trustbusters," Reason (March 1999), [www.reason.com/9903/fe.jd.the.shtml.].

[LOGO]
                                  [Letterhead]
                              FRONTIERS OF FREEDOM

        12011 LEE JACKSON MEM. HWY. o SUITE 310 o FAIRFAX, VIRGINIA 22033 Phone (703)246-0110 o (888) 8-RIGHTS o Fax (703) 246-0129 o www.ff.org

                       U.S. Senator Malcolm Wallop (ret.)
                                    Chairman

GEORGE LANDRITH
PRESIDENT


                                January 10, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

         With free enterprise under fire and losing ground in many areas of the communications industry, we should be grateful for the proposed merger of EchoStar and DirecTV.

         The separate efforts of these two satellite TV companies have brought competitive choice to a pay-TV sector that otherwise would be a series of cable monopoly fiefdoms. Their success in gaining a beachhead of 17 percent market share against the cable companies' 80 percent underscores the reality that the best hope for widespread competition in communications lies with competition across technologies, more than between companies.

         Operating as one merged company, EchoStar and DirecTV could turn up the heat of competition by making consumers a better offer. Their combined broadcast spectrum and financial assets would enable them to carry local stations in more than double the number of markets each one of them carries those stations in today. This would eliminate a major obstacle to satellite's ability to make a competitive offer to cable customers.

         But this merger would encourage and promote competition well beyond programming choices. The merged EchoStar/DirecTV would deliver high-speed Internet access and other broadband services via satellite nationwide, in direct competition with cable and the regional Bell companies. In rural states like Wyoming, which I represented in the U.S. Senate for 17 years, broadband service delivered over satellite at one national price would be an affordable economic lifeline into the digital future.

         If public interest were the only real test for this merger, approval would re assured. But as you well know, it will have to stand the test of self-interested parties who will seek to kill it or saddle it with enough unreasonable conditions to negate its huge competitive benefits.

         I urge you to stand up for this free enterprise initiative in a market that so clearly needs it, and give this merger the approval it so clearly deserves.

                  Sincerely,



                  /s/ George Landrith

                                  [Letterhead]
                                 HEIDI HEITKAMP

                                February 13, 2002



Chairman Michael Powell
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE:  Proceeding #01-348

Dear Chairman Powell:

         As part of my campaign platform when I ran for Governor, I thought North Dakota needed a wireless infrastructure to provide high-speed, broadband Internet to its rural citizens. I continue to believe that is the best way to deliver broadband services to rural states like North Dakota.

         For too long, North Dakota has been on the wrong side of the "digital divide" and we must look for opportunities to close this gap. One of the reasons for this is the massive cost of service delivery to complete the connection over "the last mile" - the distance to the end user from the point of access. It isn't necessarily always cost-effective to trench fiber in the ground or equipment to provide DSL across the entire state. And it isn't fair to expect our local telephone companies to bear this expense. The most cost-effective way to bring broadband access to those communities and farms is a wireless solution and satellite appears to be the best option available.

         One method of service delivery is high-speed broadband via satellite. That is why I have been watching the merger of Hughes and EchoStar with interest. This new company, EchoStar, will be poised to provide broadband services to rural Americans because of the removal of duplicative programming. With freed up frequency space on their satellites, they will be capable of delivering additional local programming (100 local markets), more educational programming, HDTV, more entertainment programming, and broadband Internet services.

         In fact, I have read comments by Charles Ergen that he will not engage in discriminatory pricing (i.e. rural subscribers pay more than urban describers) and plan on pricing their high-speed Internet service competitively with DSL and cable Internet.

         As your agency reviews this merger, I hope you will see the positive impact this will have on rural America.

Sincerely,


/s/ Heidi Heitkamp
Heidi Heitkamp



               21 Captain Leach Drive / Mandan   North Dakota 58554
                     Phone 701.667.1955 / heresheidi@aol.com

                                     [LOGO]

                                  [Letterhead]

                    League of United Latin American Citizens

February 5, 2002

Chairman Michael Powell
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Docket #01-348.

Dear Chairman Powell:

         The League of United Latin American Citizens (LULAC), the oldest and largest Hispanic civil rights organization in the nation, believes that the proposed merger between satellite television providers EchoStar and DIRECTV would provide improved communications services to the nation's Hispanic community and we are writing to advise you of our support.

         The goal of LULAC's "Empower Hispanic America with Technology" project is to break down the digital divide that keeps telecommunications technology out of reach of Hispanic Americans. This digital divide puts millions of the nation's Latinos -- especially those living in rural areas -- at a great technological and educational disadvantage. We believe this merger is the best way to provide access to affordable high speed Internet service -- broadband -- to these disadvantaged Americans. We are concerned that, absent the merger, nationwide satellite broadband service will not be realized for many years. We understand that the merger will allow for the necessary investment in satellite technology to deploy satellite-delivered broadband, service that other industries have been unable to provide. As a matter of national technology policy, it is unacceptable to create a situation whereby only homes that are passed by digital cable or fiber-optic telephone lines have broadband access when such service could also be made available to all homes via a satellite alternative.

         In addition, diverse programming is very important to our members -- from family entertainment and educational shows to news and weather in Spanish and international sports coverage. Over the years both EchoStar and DIRECTV have offered a great deal of programming for Spanish-dominant and bilingual households, but the potential exists for even more. We believe the merger would benefit Hispanic Americans by freeing up wasted spectrum, thereby allowing more independent networks, more Spanish language programming, including programming from Caribbean, Latin American, and South American countries.

         Finally, the two companies have been friends of the Latino community. Twenty percent of Echostar's 11,500 employees are of Hispanic origin, DIRECTV employs more than 800 bilingual workers to support the DIRECTV PARA TODOSTM, and DIRECTV English-language services.

         We believe this merger is pro-consumer, pro-competition, and would put fast, affordable, broadband service into Hispanic communities across the country. We urge you to support its approval.

Sincerely,


/s/ Rick Dovalina
Rick Dovalina
LULAC National President


2000 L Street, NW, Suite 610 O Washington, DC 20036 O (202) 833-6130 O FAX (202) 833-6135

[LOGO]

                                  [Letterhead]
                               State of Louisiana
                             Office of the Governor
M.J. "MIKE" FOSTER, JR.           Baton Rouge              POST OFFICE BOX 84001
       GOVERNOR                   70804-9004                   (226) 342-7015



January 17, 2002


Chairman Michael Powell
Federal Communications Commission
445 12th Street SW
Washington, D.C. 20554

Re:  Support of Pending Merger of DIRECTV and EchoStar Satellite Systems

Dear Chairman Powell:

         As Governor of Louisiana, I am writing in support of the proposed EchoStar/DIRECTV merger and ask that the matter get a thorough, fair and timely review on its merits.

         Creation of a new satellite company with the size and technology to match cable TV's offerings in programming choices and high-speed Internet access would benefit our state's consumers and serve as a healthy competitive stimulus for the pay-TV market.

         For those Louisiana communities already served by cable and satellite providers, the addition of satellite-delivered Internet services represents a competitive choice. For our rural residents that are not served by cable, satellite broadband would provide affordable access to the digital future.

         In view of its benefits to consumers and support of the free market system, I look on the merger favorably. It is my hope that the FCC will approve it without unnecessary delay or unreasonable conditions.

Sincerely.


/s/ M.J. Foster
M.J. "Mike" Foster, Jr.


jw

c:  Congressman W.J. "Billy" Tauzin

[LOGO]

                                  [Letterhead]

                              National Alliance of
                    MEDICAL RESEARCHERS & TEACHING PHYSICIANS

January 28, 2002

Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re:  (Proceeding 01-348)

Dear Mr. Powell:

         As the power and versatility of broadband technology become more apparent, so does its potential to provide access to high-quality health care through applications of telemedicine. That's why I urge you to grant speedy approval to the proposed merger of satellite TV carriers EchoStar and DIRECTV.

         While I am generally aware of the competitive benefits this merger would bring to the pay-TV market, the membership of the National Alliance of Medical Researchers and Teaching Physicians enthusiastically supports this merger on the basis of what it could do for telemedicine alone. Telemedicine is not a new concept. The medical profession has long recognized the value of being able to examine patients, review test results and in some cases even provide treatment over long distances via broadband, multimedia connections.

         Where telemedicine applications have been tried, results have been dramatically successful. Like so many other advanced telecom services, however, telemedicine has been sharply limited by the scarcity of affordable broadband connections, especially on local telephone networks.

         The EchoStar-DIRECTV merger would solve that problem by making broadband easily accessible from every home in every suburb, rural county and inner-city neighborhood in America. The `Digital Divide" would shrink from a chasm to a small fissure.

         The evidence that this merger is in the public interest is powerful and varied. You would be meeting your public responsibility, however, even if you approved the merger solely on the basis of its effect on America's ability to benefit from telemedicine.

         Thank you for your time and consideration.

Sincerely,


/s/ D. Charles, MD
David Charles, MD


        National Alliance of Medical Researchers and Teaching Physicians:
          P.O. Box 19241 : Washington D.C. 20036-0241 : (888) 549-5832
                            www.medicalresearchers.org

[LOGO]

                                  [Letterhead]

                               THE NATIONAL CENTER
                                      * * *
                           FOR PUBLIC POLICY RESEARCH


Amy M. Ridenour                                               David A. Ridenour
---------------                                               -----------------
  President                                                    Vice President


                                January 17, 2002

The Honorable Michael K. Powell
Chairman, Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

         The proposed merger of EchoStar and DIRECTV represents a major opportunity for government to practice the wisdom of doing most by doing least. The leadership of the National Center for Public Policy Research urges you and your organization to avoid governmental interference with this merger.

         We believe it is clearly in the public interest to allow this merger to go forward without delay. Permit me to share our reasoning.

         In the classic free-market tradition, the merger would hold down costs and improve service in the pay-TV market by introducing a significant new level of competition. EchoStar and DIRECTV together could make dramatically more effective use of their combined broadcast spectrum, a finite and valuable commodity that cannot be reproduced.

         The National Center for Public Policy Research feels strongly that the dynamics of a free market and not government programs represent the best opportunity for minority people to make full use of broadband technology. By providing satellite-based broadband services to all areas of America at one uniform price, the post-merger company will add significantly to the free market options for obtaining broadband services.

         This is clearly a competition-expanding merger. Attempts to block it on antirust grounds are cynical and self-serving. The pay-TV market needs the competitive stimulus this merger offers, and we hope it will have your support.

Yours most sincerely.


/s/Amy Ridenour
Amy Ridenour
President


                   -------------------------------------------
                    777 North Capital Street, N.E. Suite 803
                           Washington, D.C. 20002-4201
                       (202) 971-1400 * Fax (202) 408-7773
                info@nationalcenter.org * www.nationalcenter.org

[LOGO]

                                  [Letterhead]

                            NATIONAL TAXPAYERS UNION

                                   www.ntu.org

                                 January 4, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 l2th  Street, SW
Washington, D.C. 20554

Dear Chairman Powell:

         On behalf of the 335,000 members of the National Taxpayers Union, I write to express our view that the federal government should not interfere with the proposed merger of EchoStar and DIRECTV.

         Our review of this proposal indicates that it would very much be in the public interest. The post-merger company would bring the current level of competition between satellite TV and cable companies to a new level and offer the economic benefits of competitive choice.

         As you know, the scope of the satellite industry's competitive offer has been constrained by its limited ability to carry local TV stations. The combined broadcast spectrum of EchoStar and DIRECTV would substantially expand their ability to carry local TV programming and subsequently expand the scope of the competitive offer they could make to consumers. The greater the competitive choice, the better off consumers will be.

         There is an important taxpayer stake in the post-merger company's ability to deliver broadband services via satellite anywhere in the United States. Nationwide satellite delivery of broadband could further increase access to lower income Americans, thereby circumventing misguided calls for federal spending to resolve the supposed "Digital Divide." History has clearly shown that market-based solutions expand access to new technologies far faster than government-driven schemes.

         In the interests of both America's taxpayers and consumers, the National Taxpayers Union requests that you do everything possible to see that this merger is approved without significant delay or conditions.

                                               Sincerely,


                                               /s/ John Berthoud
                                               John Berthoud
                                               President


    108 North Alfred Street, Alexandria, VA 22314 * Telephone 703-683-5700 *
                         Fax 703-683-5722  ntu@ntu.org.

[LOGO]

                                  [Letterhead]
                                  North Dakota
                            Firefighter's Association
--------------------------------------------------------------------------------
      113 S. 5th St.                                        Phone:  701-222-2799
      P.O. Box 6127                                           Fax:  701-222-2899
      Bismarck, ND  58506-6127


                                February 4, 2002


Chairman Michael Powell
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

      RE:   Proceeding # 01-348

Dear Chairman Powell:

         I am writing to express concern over the lack of high-speed Internet access in rural states like North Dakota.

         As Executive Director for the North Dakota Rural Firefighter's Association, I am always looking for ways to make training dollars stretch further. However, we cannot take advantage of online training options because of the lack of high-speed Internet access. Many of these fire fighters live in small communities who do not have access to high-speed Internet services like DSL or cable Internet.

         But there's another option that I'm aware of that would benefit rural North Dakotans -- high-speed Internet access via a satellite dish. And I have heard that the formation of EchoStar from both DirecTV and Dish Network would provide competitively priced, high-speed Internet access. This would be a great option for those rural North Dakotans who live too far out of town to get high-speed DSL or cable Internet service.

         I don't know whether there will be a vote in the U.S. Senate on this issue, but I hope you can support this merger because of the great effects it will have on a rural state like North Dakota. We need options to help bridge the "digital divide."


Sincerely,


/s/ Lois Hartman
Lois Hartman
Executive Director

[LOGO]

                                  [Letterhead]

                      The Ohio Council of Retail Merchants

February 4, 2002

Honorable Michael Powell
Chairman
Federal Communications Commission
445 12th Street SW
Washington, DC  20554

Dear Chairman Powell:

         The Ohio Council of Retail Merchants would like to go on record as strongly endorsing the proposed sale of Hughes Electronics Corp./DirectTV to EchoStar Communications Corp.

         Among our members are many retailers who provide either DirecTV or EchoStar's DISH Network service to Ohio customers. Also, many of our members use satellite television for their businesses, and the prospects of a stronger, merged company with greater resources and the capacity to deliver more options to customers -- in this case, our members -- has great appeal.

         We are especially intrigued at the possibilities for broadband use via satellite. The post-merger company will have a much better ability to provide high-speed Internet access, and given the importance of the Internet we are strongly in favor of any combination that increases broadband options for consumers and businesses.

         We hope you will use your position as an influential representative to support the merger and move the approval process forward. This is a deal that makes good sense for consumers, including many of our members.

         Thank you in advance for your consideration.



                                   Sincerely,

/s/ John C. Mahoney, Jr.                            /s/ Joshua Sanders
John C. Mahoney, Jr.                                Joshua Sanders
President, CEO                                      Legislative Affairs Director

[LOGO OF THE PROGRESS & FREEDOM FOUNDATION]


                                                              February 4, 2002


Magalie Roman Salas, Esq.
Secretary
Federal Communications Commission
445 12th Street, S.W.
TW-B204
Washington, DC 20554

     Re: Echostar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, CS Docket No. 01-348

Dear Ms. Salas:

         The Progress & Freedom Foundation ("PFF" or "Foundation"), a private, nonprofit, non-partisan research institution established in 1993 to study the digital revolution and its implications for public policy, hereby submits these comments in the above referenced proceeding.(1)

         PFF's research and analysis has for several years focused heavily on the convergence of computing and communications and the impact of that convergence on markets and competition. Our research has shown that what we refer to as the "digital revolution" has made possible new products and services delivered in a variety of new ways, reduced prices and costs, increased productivity and contributed dramatically to consumer choice and economic prosperity.(2) PFF's annual well-documented and oft-cited survey, The Digital Economy Fact Book, has chronicled the growth of the digital economy.(3)

         The Foundation participates in Commission proceedings where it believes the results of its research can be useful to the Commission in formulating sound public policy that maximizes the benefits of the digital revolution for consumers. Thus, the Foundation has, in the past, participated in proceedings relating to the market for


--------------------

1 The views contained in these comments are the views of the comments' authors and do not necessarily reflect the views of its directors, officers or the staff of the Foundation.

2 For citation to various authorities, See Comments of the Progress & Freedom Foundation, Inquiry Concerning the Deployment of Advanced Telecommunications Capability to all Americans, CC Docket No. 98-146, September 24, 2001; Reply Comments of the Progress & Freedom Foundation, Inquiry Concerning the Deployment of Advanced Telecommunications Capability to all Americans, CC Docket No. 98-146, October 5, 2001. See also Jeffrey A. Eisenach and Randolph J. May, Eds., Communications Deregulation and FCC Reform (Boston: The Progress & Freedom Foundation and Kluwer Academic Publishers, 2001).

3 For the most recent edition, see Jeffrey A. Eisenach, Thomas M. Lenard and Stephen McGonegal, The Digital Economy Fact Book, Third Edition (Washington, DC: The Progress & Freedom Foundation, 2001).

broadband communications,(4) the appropriate regulatory framework for interactive digital television services,(5) the Commission's role in evaluating mergers,(6) the effects of "open-access" regulation on broadband services offered by cable television providers,(7) and the appropriate ownership limits for cable television.(8)

         It is with particular reference to our recently submitted comments concerning cable ownership, attached hereto and incorporated by reference, that we provide these brief comments in the matter of the proposed merger between Echostar and DirectTV.

         Simply put, the proposed merger can be looked at one of two ways:
Either it is a merger to monopoly in the market for satellite TV services, or it is a merger between two of many competitors in an increasingly dynamic and diverse market for the provision of electronic video programming and related digital communications services. We believe the merger should properly be viewed in the latter context and, when it is, that the potential benefits of the merger for consumers and competition far outweigh the potential costs.

         As we noted in our comments in the cable ownership proceeding, "An industry subject to rapid and unpredictable change, particularly one driven by technological innovation, is not one in which market structures and firm organizations should be dictated by overly restrictive rigid rules."(9) Citing then-Commissioner Powell, who stated in 1998 that "digital . . . convergence has blurred the line between all communications media,"(10) we suggested that the market under consideration in that proceeding will, rather than the market for multichannel video services, "likely will come to be known simply as the digital multichannel world, a world in which video, voice, high-speed Internet access and data transfer increasingly will be bundled together and offered as a package.(11)


---------------------

4 See Comments of the Progress & Freedom Foundation, Inquiry Concerning the Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, CC Docket No. 98-146, September 14, 1998.

5 See Comments of the Progress & Freedom Foundation, In the Matter of Inquiry Concerning High-Speed Access to the Internet Over Cable and Other Facilities, GN Docket No. 00-185, December 1, 2000.

6 See Comments of the Progress & Freedom Foundation, In the Matter of GTE Corporation, Transferor and Bell Atlantic, Transferee For Consent to Transfer of Control, CC Docket No. 98-184, December 23, 1998. (Hereafter "Merger Comments.")

7 See Comments of the Progress & Freedom Foundation, In the Matter of Inquiry Concerning High-Speed Access to the Internet Over Cable and Other Facilities, GN Docket No. 00-185, December 1, 2000.

8 See Comments of the Progress & Freedom Foundation, In the Matter of Implementation of Section 11 of the Cable Television Consumer Protection and Competition Act of 1992, CC Docket No. 98-82, January 4, 2002. (Hereafter "Cable Ownership Comments.")

9     Cable Ownership Comments at 9.

10    Cable Ownership Comments at 14.

11    Cable Ownership Comments at 7-8.

         Such dynamism simultaneously increases the probability that any given combination is motivated by efficiency concerns and decreases the probability that it can or will lead to the exercise of market power. With respect to the first point, changing market conditions naturally lead firms to reconfigure assets in order to better respond to marketplace demands and consumer needs -- i.e. to enhance efficiency. At the same time, such dynamism makes it vastly more difficult for firms to acquire and maintain market power.

         Thus, we concluded, the Commission "must recognize that horizontal and vertical combinations . . . have an important role to play in enabling firms to achieve the economies of scale and scope necessary to build out and provide video and other services over competing platforms, whether they be cable, satellite, wireline, 3G wireless or whatever."(12)

         We note that there appear to be a number of potential efficiencies resulting from the proposed merger, including the more efficient use of spectrum which would allow the combined firm to vastly increase the number of markets to which it could provide local programming. We would urge the Commission to give special attention, however, to the potential efficiency and pro-competitive effects of the proposed merger in the market for broadband Internet services, which currently are provided almost exclusively by cable companies, through cable modems, and telephone companies, primarily through DSL technology. As Chairman Powell recently said, widespread deployment of broadband is "the central communications policy objective today."(13)

         Satellite-delivered broadband Internet services represent the most likely near-term prospect of providing the "third pipe" to homes and small businesses, and there is every reason to believe that the merged firms will have an enchanced ability and incentive to fulfill this promise, thereby contributing further to an already intense rivalry and reducing the probability that market power will develop in these markets. Equally important, perhaps, the merged firms will have a stronger capability to provide broadband services to rural and other underserved communities, which currently may have no high-speed access to the Web at all -- and, in so doing, likely spawn


--------------------

12 Cable Ownership Comments at 16. The dynamic nature of the marketplace, especially as it relates to the market for broadband services, has been emphasized by the Foundation in numerous filings before the Commission. In December 1998, for example, we urged the Commission to give appropriate consideration to the efficiency effects of three mergers then pending before it, AT&T/TCI, Bell Atlantic/GTE and SBC/Ameritech. "As one examines the efficiency impacts of the three mergers now before the Commission," we said then, "the pattern becomes clear. As suggested above, companies are scrambling to reconfigure assets, identify sources of needed expertise, acquire marketing skills and otherwise react to impact of technological and marketplace convergence in the telecommunications market generally and the broadband market in particular. Given the importance of the broadband marketplace to the national economy, the Commission should pay special in its analysis to the efficiency gains these mergers bring to that marketplace." (Merger Comments at 7.)

13 See, e.g., Michael Powell, "Digital Broadband Migration-Part II," October 23, 2001.

competition for these customers as well. In both respects, the merger will further the Commission's goal of providing for the "reasonable and timely" deployment of advanced telecommunications services to all Americans.

         In conclusion, and as discussed further in the attached comments submitted previously in the Cable Ownership proceeding, the Commission should examine this merger not in the context of an anachronistic framework that focuses on the market for cable television, but rather through a lens that focuses on what is, and what will soon be, the converged market for digital information services. When viewed through this lens, it is apparent that the pro-competitive, efficiency-enhancing effects of the proposed merger outweigh any possible anticompetitive effects, and that the merger should be permitted to proceed.



                                      Respectfully,



                                      Jeffrey A. Eisenach
                                      President
                                      The Progress & Freedom Foundation
                                      1301 K St. NW, Suite 550E
                                      Washington, DC 20005
                                      202-289-8928


Attachment

                                   BEFORE THE
                        FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554

In the Matter of                                    )
                                                    )
Implementation of Section 11 of the Cable           )
Television Consumer Protection and                  )     CS Docket No. 98-82
Competition Act of 1992                             )
                                                    )
Implementation of Cable Act Reform Provisions       )
of the Telecommunications Act of 1996               )     CS Docket No. 96-85
                                                    )
The Commission's Cable Horizontal and               )
Vertical Ownership Limits and Attribution           )     MM Docket No. 92-264
Rules                                               )
                                                    )
Review of the Commission's Regulations              )
Governing Attribution of Broadcast and              )     MM Docket No. 94-150
Cable/MDS Interests                                 )
                                                    )
Review of the Commission's Regulations              )
and Policies Affecting Investment In the            )     MM Docket No. 92-51
Broadcast Industry                                  )
                                                    )
Reexamination of the Commission's                   )
Cross-Interest Policy                               )     MM Docket No. 87-154

                                   COMMENTS OF
                        THE PROGRESS & FREEDOM FOUNDATION



                                                Jeffrey A. Eisenach, Ph.D.
                                                President

                                                Randolph J. May
                                                Senior Fellow and Director of
                                                Communications Policy Studies

                                                THE PROGRESS & FREEDOM
                                                FOUNDATION
                                                1301 K Street N.W.
                                                Suite 550E
                                                Washington, D.C. 20005

                                                (202) 289-8928
                                                (202) 289-6079 Facsimile

January 4, 2002


                                TABLE OF CONTENTS

SUMMARY.....................................................................iii

I.    INTRODUCTION AND BACKGROUND.............................................1

II.   TAKING INTO ACCOUNT THE STATUTE, FIRST AMENDMENT PRINCIPLES, AND
      INDUSTRY MARKET CONDITIONS, THE COMMISSION SHOULD IMPOSE
      MINIMALLY RESTRICTIVE OWNERSHIP LIMITS..................................7

      A   THE STATUTORY MANDATE...............................................8

      B   FIRST AMENDMENT PRINCIPLES AND THE COURT'S
          DECISION...........................................................10

      C   MVPD MARKET CONDITIONS.............................................12

      D   FASHIONING MINIMALLY RESTRICTIVE LIMITS............................17

III.   CONCLUSION............................................................19

                                    SUMMARY

         IN AND OF ITSELF, THIS PROCEEDING CONCERNS SETTING APPROPRIATE HORIZONTAL AND VERTICAL OWNERSHIP LIMITS FOR MULTIPLE SYSTEM CABLE TELEVISION OPERATORS. IT IS SPECIFICALLY OCCASIONED BY THE D.C. CIRCUIT'S HOLDING IN THE TIME WARNER II CASE THAT THE CURRENT LIMITS PROMULGATED BY THE COMMISSION ARE UNLAWFUL. AS THE COMMISSION CONSIDERS ITS ACTIONS GOING FORWARD IN THIS PROCEEDING, WE URGE THE COMMISSION TO HAVE FIRMLY IN MIND THE LARGER CHANGES BEING WROUGHT BY THE DIGITAL REVOLUTION, CHANGES OCCURRING NOT ONLY IN THE VIDEO MARKETPLACE, BUT IN ALL SECTORS OF THE COMMUNICATIONS INDUSTRY.

         THIS LARGER CONTEXT IN WHICH THIS PROCEEDING SHOULD BE VIEWED, OF COURSE, MUST INCLUDE AN APPRECIATION OF THE FIRST AMENDMENT VALUES IMPACTED BY THE OWNERSHIP LIMITATIONS BECAUSE, AS THE COURT OF APPEALS EMPHASIZED IN STRIKING DOWN THE EXISTING RULES, THE OWNERSHIP LIMITS DIRECTLY RESTRICT CABLE OPERATORS' FREE SPEECH RIGHTS. TO COMPORT WITH THE FIRST AMENDMENT, THE FCC MUST JUSTIFY ANY LIMITS IT CHOOSES "AS NOT BURDENING SUBSTANTIALLY MORE SPEECH THAN NECESSARY" TO EFFECTUATE THE CONGRESSIONAL OBJECTIVE OF FOSTERING DIVERSITY IN THE PROGRAMMING MARKETPLACE.

         FOLLOWING THE COURT'S REMAND, THE COMMISSION PROPOSES IN THE FURTHER NOTICE TO REEXAMINE THE OWNERSHIP LIMITATIONS IN ACCORDANCE WITH THE STATUTORY MANDATE, FIRST AMENDMENT PRINCIPLES, AND INDUSTRY CONDITIONS IN THE MULTICHANNEL VIDEO PROGRAMMING DISTRIBUTOR ("MVPD") MARKETPLACE. THESE COMMENTS DISCUSS EACH OF THESE CONSIDERATIONS IN CONCLUDING THAT THE COMMISSION SHOULD ADOPT THE LEAST REGULATORY ALTERNATIVES POSSIBLE.

         THE COMMISSION'S MOST RECENT VIDEO PROGRAMMING REPORT, CONTAINING DATA NOW A YEAR AND A HALF OLD, FOUND THAT WHILE CABLE REMAINED DOMINANT IN THE MVPD MARKETPLACE, DBS GREW MUCH MORE RAPIDLY. OVERALL, THE COMMISSION CONCLUDED, "COMPETITIVE ALTERNATIVES AND CONSUMER CHOICES CONTINUE TO DEVELOP." IMPORTANTLY, THE COMMISSION TOOK NOTE OF THE BUSINESS AND TECHNOLOGICAL CONVERGENCE TAKING PLACE IN THE COMMUNICATIONS INDUSTRY. IT OBSERVED THAT "THE MOST SIGNIFICANT CONVERGENCE OF SERVICE OFFERINGS CONTINUES TO BE THE PAIRING OF INTERNET SERVICE WITH OTHER SERVICE OFFERINGS" AND "[T]HERE IS EVIDENCE THAT A WIDE VARIETY OF COMPANIES THROUGHOUT THE COMMUNICATIONS INDUSTRIES ARE ATTEMPTING TO BECOME PROVIDERS OF MULTIPLE SERVICES, INCLUDING DATA ACCESS."

         UNDER THESE CIRCUMSTANCES, SOME FORM OF THE "THRESHOLD" OR "SAFE HARBOR" APPROACHES DISCUSSED IN THE FURTHER NOTICE OFFER THE BEST HOPE OF SATISFYING THE STATUTORY REQUIREMENTS FOR LIMITS WITHOUT ACTUALLY HARMING INNOVATION AND COMPETITION IN THE COMMUNICATIONS MARKETPLACE.

                                   BEFORE THE

                        FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554

In the Matter of                                  )
                                                  )
Implementation of Section 11 of the Cable         )
Television Consumer Protection and                )       CS Docket No. 98-82
Competition Act of 1992                           )
                                                  )
Implementation of Cable Act Reform Provisions     )
of the Telecommunications Act of 1996             )       CS Docket No. 96-85
                                                  )
The Commission's Cable Horizontal and             )
Vertical Ownership Limits and Attribution         )       MM Docket No. 92-264
Rules                                             )
                                                  )
Review of the Commission's Regulations            )
Governing Attribution of Broadcast and            )       MM Docket No. 94-150
Cable/MDS Interests                               )
                                                  )
Review of the Commission's Regulations            )
and Policies Affecting Investment In the          )       MM Docket No. 92-51
Broadcast Industry                                )
                                                  )
Reexamination of the Commission's                 )
Cross-Interest Policy                             )       MM Docket No. 87-154


                                   COMMENTS OF
                       THE PROGRESS & FREEDOM FOUNDATION


I.       INTRODUCTION AND BACKGROUND

         The Progress & Freedom Foundation ("PFF" or "Foundation"), a private, nonprofit, non-partisan research institution established in 1993 to study the digital revolution and its implications for public policy, hereby submits these comments in response to the Further Notice of Proposed Rulemaking in this proceeding.(14)


-------------------

14 Implementation of Section 11 of the Cable Television Consumer Protection and Competition Act of 1992, FCC 01-263, CC Docket No. 98-82, October 12, 2001 (hereinafter sometimes "Further Notice" or "FNPRM"). The views contained in these comments are the views of the comments' authors and do not necessarily reflect the views of the directors, officers, or staff of the Foundation.

PFF's research and analysis focuses heavily on issues related to the development of a competitive and less regulated communications marketplace, especially one that fosters the more rapid deployment of broadband digital communications and other new technologies. Our research has shown that what we refer to as the "digital revolution" has made possible new products and services delivered in a variety of new ways, reduced prices and costs, increased productivity and contributed dramatically to consumer choice and economic prosperity.(15) PFF's annual well-documented and oft-cited survey, "The Digital Economy Fact Book," has chronicled the growth of the digital economy.(16) Much of the Foundation's work has focused specifically on communications policy.(17)

         In and of itself, of course, this proceeding concerns the Commission's statutory obligation to set appropriate horizontal and vertical ownership limits for cable television system operators. And it is specifically occasioned by the D.C. Circuit's decision holding that the Commission's current ownership limits are unlawful and remanding to the agency for further proceedings.(18) As the Commission recognizes, however, the issues involved can only be fully understood in the larger context of the changes discussed below which are being wrought by the digital revolution not only in the muitichannel video marketplace, but in all sectors of the communications industry. It is in this larger context, which includes an appreciation of the First Amendment values

------------------

15 For citation to various authorities, see our comments and reply comments in the Commission's most recent Section 706 Inquiry, CC Docket No. 98-146, filed on September 24 and October 5, 2001.

16 For the most recent edition, see Jeffrey A. Eisenach, Thomas M. Lenard and Stephen McGonegal, The Digital Economy Fact Book, Third Edition (Washington, DC: The Progress & Freedom Foundation, 2001).

17 See for example Jeffrey A. Eisenach and Randolph J. May, Eds., Communications Deregulation and FCC Reform (Boston: The Progress & Freedom Foundation and Kluwer Academic Publishers, 2001).

18 Time Warner Entertainment Co., L.P. v. United States, 240 F. 3d 1126 (D.C. Cir. 2001). The rules that were invalidated bar a cable operator from having an attributable interest in more than 30% of the national subscribership impacted by the Commission's rules, that we urge the Commission to consider the specific ownership questions at issue in this proceeding.

         The Cable Television Consumer Protection and Competition Act of 1992 ("1992 Act") directs the Commission to establish "reasonable limits" on the number of subscribers that may be reached through commonly owned cable systems and on the number of channels that can be occupied by the cable system's owned or affiliated video programming.(19) As the Commission states in the Further Notice, a principal objective of the 1992 Act was to prevent the then dominant cable medium "from stifling the video programming market, and further to encourage the development of, and competition within, the video programming market."(20)

         Or, as the Commission sums up more specifically in explaining the congressional objectives in directing the agency to establish the horizontal and vertical ownership limits:

              First, Congress was concerned about concentration of the media in the hands of a few who could control the dissemination of information which would enable cable operators to impose their own biases upon the information they disseminate. Second, Congress was concerned that an increase in concentration and vertical integration in the cable industry could result in anticompetitive behavior by cable operators toward programming suppliers, as well as toward potential new entrants.(21)

         The Commission rules that were invalidated in implementing the congressional directive impose a 30% limit on the number of multichannel video subscribers that may


------------------

      to multichannel video programming (the "horizontal limit") and from carrying attributable programming on more than 40% of the channels up to 75 channels of capacity.

19 47 U.S.C. ss.533 (f)(l)(A) and (B). In these comments, when we refer to commonly owned systems we are including those systems "attributed" to an operator by virtue of the Commission's attribution ownership rules.

20    Further Notice, at para. 4.

21    Further Notice, at para 5.

be served by a multiple cable system operator (the "horizontal limit")(22) and a 40% limit on the channel capacity that an operator may use to carry attributable programming, with such limit applicable only up to 75 channels (the "vertical limit").

         In reviewing the ownership rules, the Court of Appeals first pointed out that when cable operators select programming to make available to their subscribers, they are entitled to the protections of the First Amendment in exercising this editorial function. Quite simply, explained the court, "[t]he horizontal limit interferes with the [cable operators'] speech rights by restricting the number of viewers to whom they can speak" and "[the] vertical limit restricts their ability to exercise their editorial control over a portion of the content they transmit."(23) To comport with the First Amendment, the FCC must justify the limits it chooses "as not burdening substantially more speech than necessary" to effectuate the congressional objectives.(24)

         Having in mind the First Amendment considerations, the court determined that the Commission failed to justify the limits it had chosen. The 30% horizontal limit was derived by the Commission to effectuate its premise that a 40% "open field" is necessary to prevent anti-competitive action by an operator. The Commission's reasoning went this way: A new programming network needs access to 40% of the

------------------

22 For purposes of calculating the percentage, subscribers include not only users of cable systems but to all subscribers to what the Commission refers to as multichannel video programming distributors ("MVPDs"), such as direct broadcast satellite ("DBS") and multichannel multipoint distribution services ("MMDS"). Thus, a multiple cable operator is able to serve a larger percentage of cable subscribers (now over 35%) if it serves them only on a cable platform.

23    240 F. 3d at 1129. In Time Warner Entertainment Co. v. United States, 211
      F. 3d 1313 (D.C. Cir. 2000)(Time Warner I), the D.C. Circuit upheld against a facial First Amendment attack the 1992 Act provisions directing the Commission to establish ownership limits, but as the Time Warner II court put it, "constitutional authority to impose some limit is not authority to impose any limit imaginable." 240 F. 3d at 1129-30.

24    240 F. 3d at 1130.

MVPD subscribers nationwide to be financially viable.(25) A 30% limit would ensure the presence of at least four operators in the market and would prevent the two largest from controlling more than 60% of the market. Even if two operators colluded to deny access to a programming network, the network would still have access to 40% of the market, giving it a reasonable chance of financial viability.(26) But the court found that, even assuming for the sake of argument that this 40% "open field" premise is correct, the Commission did not explain, among other things, why an ownership limit up to 60% would not be adequate to achieve the congressional objective.

         Similarly, the court determined that the Commission never explained adequately the basis for the 40% vertical integration limit. It didn't explain why vertically integrated multiple operators have an incentive to reach carriage decisions beneficial to each other or what the probabilities are that firms would engage in reciprocal buying. "After all," said the court, "the economy is filled with firms that, like the MSOs, display partial upstream vertical integration. If that phenomenon implies the sort of collusion the Commission infers, one would expect the Commission to be able to point to examples."(27) The Commission did not provide any examples, and, moreover, according to the court,"even if one accepts the proposition that an MSO could benefit from sharing the services of specific programmers, programming is not more attractive for


-----------------

25 The Commission's 40% open filed premise was based on the surmise that a new programming network needs to reach approximately 20% of the 80 million of MVPD subscribers in order to succeed financially, and that a network has a 50% chance of obtaining subscribers that are not actively denied to it. So, the network needs to have access to at least 40% of all MVPD subscribers to ensure that it will reach the necessary 20% of viewers. Further Notice, at para. 52.

26    Further Notice, at para. 46.

27    240 F.3d at 1132.

this purpose merely because it originates with another MSO's affiliate rather than with an independent."(28)

         The court cited the Commission's own orders for the propositions that vertically integrated multichannel distributors "evidently use loads of independent programming" and the proportion of vertically integrated channels of cable operators continue to decline.(29) In short, the FCC failed to justify the vertical limit as not burdening substantially more speech than necessary.

         So now, in this proceeding, the Commission says that it is reexamining the ownership rules, "[i]n accordance with our statutory mandate, First Amendment principles, and the second Time Warner decision," recognizing that "the subscriber ownership and channel occupancy limits that we implement must reflect the MVPD industry's market conditions.(30)


----------------------

28    240 F. 3d at 1132.

29    240 F. 3d at 1139

30    Further Notice, at para.7.

II. TAKING INTO ACCOUNT THE STATUTE, FIRST AMENDMENT PRINCIPLES, AND INDUSTRY MARKET CONDITIONS, THE COMMISSION SHOULD IMPOSE MINIMALLY RESTRICTIVE CABLE OWNERSHIP LIMITS

         Our purpose in submitting these comments is not to suggest specific new horizontal and vertical cable ownership limits in the remand proceeding. We do not envy the Commission the task that Congress has assigned it, particularly in a communications environment that is changing even more rapidly than Congress almost certainly envisioned when the 1992 Cable Act provisions were passed. The markers identified by the Commission--the statutory mandate, First Amendment principles, the court's decision, and the MVPD industry's market conditions--must indeed guide the agency's decision.

         As discussed below, taken together, we think that these considerations point towards minimally restrictive ownership limits. Simply put, the remarkably dynamic nature of the communications marketplace makes it highly improbable that the harms Congress was concerned about when it passed the 1992 Act will come about regardless of the level of concentration among MSOs. This same dynamism substantially increases the potential harms to competition associated with overly restrictive regulation. In this context, it is important for the Commission to consider how the actions in takes in this proceeding may affect other issues it will shortly confront in the rapidly changing and converging multichannel "video" world(31), or, what, more accurately, likely will come to be known simply as the digital multichannel world, a world in which video, voice, high-speed Internet access and data transfer increasingly will be

-----------------

31 For example, ownership restrictions obviously may have an impact on the Commission's consideration of merger proposals, such as the AT&T Broadband/Comcast combination, EchoStar/Hughes, and others that may follow as the industry undergoes rapid technological and business change in anticipation of the coming competitive struggles among competing broadband platforms.

bundled together and offered as a package. Below we will discuss some of the points which warrant attention by the Commission under the decisional markers it has identified for this proceeding, and which generally will be relevant as well in considering related issues in the broader multichannel context.

         A.  THE STATUTORY MANDATE

         While the explicit purpose of the 1992 Act's ownership provision is to "enhance effective competition,"(32) it is worth emphasizing that Congress clearly had in mind other considerations which demonstrate that it did not equate "enhancing competition" with merely counting competitors. Recall the congressional instructions that accompanied the directive to set "reasonable" ownership limits. The Commission is instructed by the statute to "account for any efficiencies and other benefits that might be gained through increased ownership or control."(33) And it is charged with not imposing limitations "which would bar cable operators from serving previously unserved rural areas" and "which would impair the development of diverse and high-quality video programming."(34)

         Huge amounts of capital investment are necessary to upgrade cable systems to serve new geographic areas and, as importantly, to add digital bandwidth to new and existing systems so that an even wider array of programming may be offered. The cable industry claims that since the 1996 Act it has invested $50 billion to upgrade more than three-quarters of a million miles of plant with fiber optics.(35) Obviously, larger systems may be able to achieve cost efficiencies through scale economies that are not realizable


-----------------

32    47 U.S.C. ss. 533(f)(1).

33    47 U.S.C.ss.533(f)(2)(D).

34    47 U.S.C.ss.ss.533(f)(2)(F) and (G).

35 "We're Making Broadband Happen," Remarks of Robert Sachs, NCTA President and CEO, at Cable 2001, June 11, 2001. See also, Kagan World Media, Broadband Cable Financial Databook, 2001, indicating that by year-end 2001, the cable industry will have invested more than $55 million on plant upgrades, including over $14 billion in 2001.

by smaller systems, and they may be able to marshal the resources to make available more diverse programming and other communications offerings that smaller systems cannot.

         The president of the National Cable and Telecommunications Association recently stated that, with new digital channels, cable operators are "providing consumers with dozens of new digital video networks; movies on demand; interactive enhancements; high speed Internet; and cable telephony."(36) Certainly, Congress intended for the Commission to consider and give appropriate weight to the fact that overly strict ownership limitations may work against achievement of the goals of expanding cable's reach and increasing the diversity of its programming.

         Finally, and importantly, Congress directed that, in conjunction with consideration of the other factors, the Commission's ownership rules must "reflect the dynamic nature of the communications marketplace."(37) The significance of this direction, in light of the rapidity of marketplace changes presently occurring or on the near horizon, should not be minimized. Some of these changes are mentioned briefly in Section II C below.

         B.   FIRST AMENDMENT PRINCIPLES AND THE COURT'S DECISION

         In this remand proceeding the Commission should be especially mindful of the First Amendment values at stake. As the D.C. Circuit explained succinctly, the horizontal limit implicates free speech rights by limiting the number of viewers to whom a cable operator may speak, while the vertical limit restricts the cable system's ability to



----------------

36    Id.

37    47 U.S.C.ss.533(f)(2)(E).

exercise editorial control over the content it carries.(38) Obviously any limits impinge to some extent on cable's First Amendment rights. But in an area in which the Commission has some discretion, the less restrictive the limits, the more the Commission honors the First Amendment values that should always be one of its paramount concerns.

         To the extent that the ownership limitations are intended to promote a competitive marketplace conducive to a diversity of viewpoints, the Commission is likely to find, in considering the First Amendment implications of its actions, that the balance has tilted considerably further in the direction of less restrictive limitations than those voided by the Time Warner court. Although clearly tending to call into question the proffered justification for the cable speech restrictions, we may even put aside for the moment the broad universe of non-cable programming outlets that mitigate against any concerns that there may be a lack of diverse video programming available to the public.

         Focusing on cable programming alone, the Commission acknowledges in the Further Notice that "it seems likely that cable system capacity will continue to increase, offering consumers an abundance of video programming choices and services."(39) And it points out that the number of programming networks more than doubled between 1994 and September 2001, from 106 to "approximately" (who knows the real number) 285.(40) Moreover, the Commission finds that over this same period, "the percentage of programming networks that were affiliated with at least one cable MSO declined from 53 percent to about 25 percent, a decline of 53 percent."(41) Each of these trends documented by the Commission points in the direction of less restrictive ownership


---------------------

38    240 F. 3d at 1129

39    Further Notice, at para. 79.

40    Further Notice, at para. 79.

41    Further Notice, at para. 79.

limitations than those struck down by the court if they are to comport with the First Amendment.

         In criticizing the Commission's reasoning offered in support of the voided ownership limitations, the court reminded the Commission that "normally a company's ability to exercise market power depends not only on its share of the market, but also on the elasticities of supply and demand, which in turn are determined by the availability of competition."(42) In the Further Notice the Commission takes note that court faulted the Commission for "mistakenly equating market share with market power,"(43) and it recognized that a cable operator's market power may well be eroded by the availability of alternative MVPD outlets, irrespective of cable's present market share. This acknowledgement leads nicely to a discussion of MVPD market conditions.

C.       MVPD MARKET CONDITIONS

         When Congress directed the Commission in the 1992 Cable Act to take into account "the dynamic nature of the communications marketplace,"(44) presumably it had in mind that such dynamism--by its very nature creating unpredictability--would tend to support less, rather than more, restrictive ownership limitations. An industry subject to rapid and unpredictable change, particularly one driven by technological innovation, is not one in which market structures and firm organizations should be dictated by overly restrictive rigid rules.


----------------

42    230 F. 3d at 1134.

43    Further Notice, at para.49.

         The Commission's most recently released Video Programming(45) report, now a year old, contains all the facts and figures (which need not be repeated here) chronicling a changing marketplace. At the time the report was issued, cable retained, by far, the largest share of the MVPD market (80%), but the Commission found that non-cable alternatives, particularly DBS, grew much more rapidly.(46) Significantly, the Commission concluded that "[o]verall, the Commission finds that competitive alternatives and consumer choices continue to develop."(47)

         Also worthy of note, the Commission reported, even as of June 2000, that "[t]he most significant convergence of service offerings continues to be the pairing of Internet service with other service offerings."(48) According to the Commission, as cable companies continue to expand the broadband infrastructure that permits them to offer high speed Internet access, as well as telephony, "[t]here is evidence that a wide variety of companies throughout the communications industries are attempting to become providers of multiple services, including data access."(49) In this regard, the Commission pointed to the efforts of the DBS companies to bundle Internet access and interactive television services with video offerings.

         Finally, in addition to reporting on the status of more limited video alternatives such as services provided by wireless cable, SMATV systems, broadcast television, electric utilities, and the like, the Commission chronicled further growth in what it calls

----------------------

44    47 U.S.C. ss.533(f)(2)(E).

45 Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Seventh Annual Report, FCC 01-1, CS Docket No. 00-132, released January 8, 2001.

46 The Commission reported that as of June 2000 a total of 84.4 million households subscribed to either a cable or non-cable MVPD. Cable subscribership was 67.7 million, with 17.7 million non-cable subscribers, of which DBS constituted almost 13 million. The DBS growth rate was reported to be approximately three times the cable growth rate. Seventh Annual Report, art paras. 6-8.

47    Seventh Annual Report, at para. 5.

48    Seventh Annual Report, at para 11.

the "Internet video" market segment. While observing that "the medium is still not seen as a direct competitor to traditional video services," it stated that the amount of real-time video available over the Internet "continues to become more widely available and the amount of content is increasing."(50)

         The inclusion for the past several years of "Internet video" in the annual Video Programming report is simply one indication of how quickly the long-heralded world of "convergence" is coming about in a way that points towards the desirability for much less restrictive media ownership rules, including for cable, than those which traditionally have existed.(51) This is not--and should not be--surprising, of course. Recall, for example, the remarks of then-Commissioner Powell back in 1998 in the context of arguing for the adoption by the Commission of a new First Amendment paradigm:

              [T]he advances in technology have been astonishing since the time of Red Lion. Digital convergence...has blurred the line between all communications media. The TV will be a computer. A computer will be a TV. Cable companies will often phone service, and phone companies will offer video service. Digital convergence means sameness in distribution.(52)

         That was 1998. Now consider the state of affairs as we enter 2002. Confronting the realities of accelerating convergence as a marketplace and technological phenomenon, and the huge capital required to build out or expand advanced broadband platforms, firms are scrambling to figure out how to achieve the economies of scale


--------------------

49    Seventh Annual Report, at para. 11.

50    Seventh Annual Report, at para. 14.

51 Other regulations being reviewed by the Commission include: TV-newspaper cross-ownership rule (a company may not own a newspaper and television station in the same market); TV-cable cross-ownership rule (a company may not own a television station and cable system in the same market); TV ownership rule (prevents a company from owning television stations with a combined audience of more than 30% of U. S. homes); and TV duopoly rule (a company may not own two television stations in the same market). These rules have been subject to waiver grants along the way for various reasons, but, in the main, they have operated with the intended effect.

52 Remarks by Michael Powell, "Willful Denial and First Amendment Jurisprudence," before the Media Institute, April 22, 1998.

necessary to deliver the integrated packages of broadband video, telephony, and high speed access. They are betting on business models that say that consumers will demand such broadband packages in the future.

         Consider the EchoStar/Hughes merger proposal, and the AT&T Broadband/Comcast combination. Charlie Ergen, EchoStar's CEO, has stated that the efficiencies realized by virtue of the EchoStar/Hughes merger will enable the combined company to offer many more new video channels, including local television channels in twice as many markets, new interactive services, as well as expediting the provision of high speed Internet access.(53) EchoStar says that "by reducing wasteful redundancy," the merger will constitute a "huge advance" in what it claims is its long-standing mission to compete with the cable companies.(54)

         As for the proposed AT&T Broadband/Comcast combination, the companies issued a statement contending that the new company would be better positioned to deliver Internet access, video on demand, and telephone services.(55) Brian Roberts, Comcast's president, stated that the merger "will enable us to accelerate the deployment of telephone services to many new markets" to better compete with the incumbent telephone companies.(56)

         Or, for that matter, speaking of convergence, consider Microsoft. Already by far the world's dominant software provider, Microsoft is not only a major investor in cable


--------------------

53 Statement of Charlie Ergen, CEO, EchoStar, before the House Subcommittee on Telecommunications and the Internet, December 4, 2001.

54    Id.

55 See Christopher Stern, "Giant Cable Merger Planned," Washington Post, December 20, 2001, at p. Al. On this point, see also Peter Pitsch and David Murray, "Are Telecom Mergers Anti-Competitive," Future Insight 3.3(The Progress & Freedom Foundation, June 1996). Based on an events analysis of three proposed cable-telco mergers in 1993, Pitsch and Murray find evidence that the mergers likely would have accelerated development of competition in the market for local telephony.

56    Id.

companies (including the proposed Comcast/AT&T Broadband entity), but also is the second largest Internet access provider, and a participant in the interactive television, Internet TV, and set-top box segments. With its new XP platform, many anticipate that Microsoft will become a major player in the Internet voice telephony market.(57) And don't forget that the playing field includes companies such as AOL Time Warner, NewsCorp, Disney, Vivendi, WorldCom, the regional Bell Companies, and on and on, all scrambling to craft viable business models in the new digital broadband world of convergence.

         The point here is not to address the merits of the EchoStar/Hughes, AT&T/Comcast, Microsoft/???, or any particular merger proposal. Rather, it is to say that it would be unreasonable--and even capricious--for the Commission not to have in mind this competitive marketplace context in considering the new cable ownership rules. What the Commission justifiably wants to promote is an environment in which there are multiple platforms for delivering broadband services.(58) To realize this goal, it must recognize that horizontal and vertical combinations, such as ones that may be facilitated by liberalized ownership rules, have an important role to play in enabling firms to achieve the economies of scale and scope necessary to build out and provide video and other services over competing platforms, whether they be cable, satellite, wireline, 3G wireless, or whatever.(59)


------------------

57 See John Markoff, "Microsoft Is Ready To Supply A Phone In Every Computer," New York Times, June 12, 2001 ("Microsoft is preparing to include both high-quality telephone and directory features in Windows XP
      . . . [a]nd that has some high-technology executives wondering whether the telephone companies are going to be the next target in Microsoft's sights.") See also Leslie Walker, "A Future According To Microsoft," Washington Post, June 28, 2001, at p. El; Lou Dolinar, "Microsoft Set To Release Its Newest Windows: XP," Newsday, June 29, 2001, at p. A58.

58 See, e.g., Michael Powell, "Digital Broadband Migration--Part II," October 23, 2001 ("There should be multiple broadband platforms.")

59 With regard to the vertical limits, a recent scholarly empirical study of vertical integration in the cable industry should be of interest to the Commission. See Tasneem Chipty, Vertical Integration, Market Foreclosure, and Consumer Welfare in the Cable Television Industry, 91 American Economic Review 428 (June 2001).

D.       FASHIONING MINIMALLY RESTRICTIVE LIMITS

         What form should ownership limits -- some form of which, whether desirable or not, apparently are necessitated by the 1992 Act -- should the Commission adopt? To begin, it is instructive to consider what the Commission's "Network Inquiry Special Staff" told the Commission in 1980. The Network Inquiry staff was charged with examining the ownership rules which applied to the then dominant players in the video marketplace, the three major television networks. Even as cable television was beginning to prosper from new satellite-delivered programming networks, the concern that had prompted the inquiry was the networks' supposed programming dominance. But in language with an eerie ring to it, the Network Inquiry report stated:

              [The Commission's rules] frequently impose numerical limitations that have no apparent relationship to the distinct conditions of competition and diversity among the several services, and, in many markets, affected by these rules. Further, these rules impose disparate limits on the ownership of facilities which provide substantially similar services... As currently constructed, these rules often may serve only to impair the realization of efficiencies in the use of television outlets.(60)

         Two decades later, as the Commission reconsiders most of its ownership rules, including cable, the speed and unpredictability with which the marketplace is changing should cause the Commission to err on the side of giving the free marketplace more rather than less breathing space.


-------------------

      Taking into account the amount of programming offered, the author concludes that "consumers in unintegrated markets are certainly no better off than consumers in integrated markets, despite the tendency of integrated operators to exclude certain program services." [p. 430]. In sum, "the analysis shows that the harmful effects of integration are offset by the efficiency-enhancing effects of integration; the evidence suggests that consumers in integrated markets are weakly better off, and statistically no worse off, than in consumers in unintegrated markets." [p. 450].

60    Network Inquiry Special Staff, Executive Summary, "New Television
      Networks: Entry, Jurisdiction, Ownership, and Regulation, October 1980, at
      p. 17.

         To achieve this end, the Commission should adopt some form of the "threshold" or "safe harbor" approach described in the Further Notice.(61) Specifically, it should conclude that the presence of a single competing MVPD service is sufficient, given the dynamic nature of the marketplace, to provide an effective prophylaxis against the potential harms Congress envisioned from MSO concentration. At the same time, such a threshold would not preclude the Commission from continuing to gather evidence on the existence of market power in the multichannel video marketplace, and any resulting harm inflicted on consumers. Should compelling evidence of market power or consumer harm be found, the Commission would be in a far better position to fashion appropriate remedies than under the current circumstances -- i.e. when neither market power nor consumer harm have been shown by any reasonable standard to exist.


------------------------

61    Further Notice at para. 60-73.

III.  CONCLUSION

         For the all of the foregoing reasons, the Commission should revise its horizontal and vertical ownership rules so that they are substantially less restrictive than those which were invalidated by the Time Warner court.







                                Respectfully submitted,*


                                --------------------------
                                Jeffrey A. Eisenach, Ph.D.
                                        President

                                Randolph J. May
                                    Senior Fellow and Director of Communications
                                    Policy Studies

                                THE PROGRESS & FREEDOM FOUNDATION
                                1301 K Street, N.W.
                                Suite 550 East
                                Washington, D.C. 20005
                                (202) 289-8928
                                (202) 289-6079 (facsimile)




January 4, 2002






------------------------

* The research assistance of Rebecca Fuller, PFF Program Associate, is gratefully acknowledged.

[LOGO]

                                  [Letterhead]

                        Small Business Survival Committee

                                 January 3, 2002


The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C.  20554
Via facsimile:  (202)-693-6763

Dear Chairman Powell:

         On behalf of the Small Business Survival Committee (SBSC), I am writing to urge you and the Federal Communications Commission (FCC) to fully support the proposed merger between EchoStar and Hughes' DIRECTV.

         The merger of these two leading DBS companies would mean enriched competition for cable companies in the Multi-Channel Video Programming Distribution (MVPD) market. More competition means better and more innovative offers for consumers and small businesses. In terms of offering competitive pricing and driving the rollout of advanced services, the EchoStar/DirecTV merger would do for the MVPD market what the Telecom Act of 1996 is still trying to do for the telecom market.

         In weighing the merits of the license transfers, please consider the potential public and economic benefits of this merger in several key areas:

o MARKET SHARE: These two companies combined represent 15 percent of the total MVPD market, compared to the 80 percent held by a handful of cable companies.

o COMPETITIVE BENEFITS: EchoStar and DirecTV are largely responsible for introducing competition to the cable industry. With the critical mass of financial assets and broadcast spectrum that the merger would produce, the new EchoStar would initiate a fresh level of satellite competition with cable, which has the potential to stabilize cable subscriber rates.

o DIGITAL DIVIDE: Both companies have a long history of providing satellite video programming to rural areas, many of them not even served by cable companies. The new combined company would be ready to expand its offer to rural America with affordable, satellite-delivered high-speed Internet access, available anywhere in the nation for the same price.

o LOCAL CHANNEL COVERAGE: With its added spectrum, the new EchoStar would be able to carry local channels in 100 markets, compared to the 40 markets where the two companies carry local channels today. In addition to fully meeting the FCC's new must-carry rules, the new EchoStar's increased local coverage would make it a much more effective competitor for the dominant cable companies.

o ADVANCED SERVICES: In addition to satellite delivered high-speed Internet access, the added spectrum made possible by the merger would allow EchoStar to offer consumers broader choices in pay-per-view and video-on-demand services. The post-merger company could also offer more HDTV channels than both companies can offer currently, thereby providing outlets for more high definition programming and encouraging the purchase of more HDTV equipment by consumers. The added spectrum would also support development of the interactive services long associated with the concept of the "Information Superhighway."

         The benefits of this merger go well beyond the advanced/innovative services that small businesses need to keep their firms competitive and efficient. They extend to every American home. I respectfully urge you to support the merger and approve the required license transfers.

         Thank you for your consideration.


                                            Sincerely,


                                            /s/ Karen Kerrigan
                                            Karen Kerrigan
                                            Chairman

1920 L Street, N.W., Suite 200
Washington, D.C. 20036
Tel:  (202) 785-0238
Fax:  (202) 822-8118
www.sbsc.org

[LOGO]

                                  [Letterhead]

                              State of South Dakota
                          William J. Janklow, Governor


January 24, 2002


Michael K. Powell, Chairman
Federal Communications Commission
445 12th Street SW
Washington, DC  20554

Dear Mr. Powell:

         The pending merger between EchoStar Communications and Hughes Electronics, over which your agency has regulatory approval, is an important and significant step in the provision of pay television in our country and in my State of South Dakota.

         As Governor of South Dakota, and as a former State Attorney General, it has always been my first priority to look after the interests of our state's citizens. The merger between America's two largest satellite television providers, DISH Network (EchoStar) and DirecTV (Hughes), can be a benefit to our citizens as consumers if implemented properly. I hope you will evaluate the benefits of the merger on its merits and adopt a plan that ensures competition in the pay television industry as a whole and protects those subscribers with no pay television alternatives.

         There are approximately 68,000 households in South Dakota that subscribe to pay television from satellite providers, primarily DISH Network and DirecTV. While many of these customers have cable television as a competitive option for service (and will have after the merger), many do not. In many of our small towns and rural areas, satellite-based pay television is the only option. In order for all consumers to continue to receive the benefits of competition in the pay television industry, it is vital that the merged EchoStar entity price its services, as they do now, on a nationwide pricing basis. In so doing, all consumers benefit from the satellite-based television prices that are determined by taking into consideration the extensive competition that exits in most areas of the country.

         The potential benefits of the proposed merger, such as enhanced services and more local station broadcasts, are considerable. They should be intensively evaluated along with a nationwide pricing model that will help ensure competitive prices in states like South Dakota.

         Thank you for your consideration of my policy views on this pending merger.

Sincerely,


/s/ William J. Janklow
William J. Janklow

WJJ:dor


                                                               EXECUTIVE OFFICE

                                                                  STATE CAPITOL
                                                               500 EAST CAPITOL
                                                           PIERRE, SOUTH DAKOTA
                                                                     57501-5070

                                                                   605-773-3212

[LOGO]

                                  [Letterhead]

                           Tavern League of Wisconsin


January 31, 2002



The Honorable Mark Green
U.S. House of Representatives
1218 Longworth Office Building
Washington, D.C.  20515

Dear Congressman Green:

I am contacting you on behalf of the Tavern League of Wisconsin to express our support for the merger being pursued by Direct TV and EchoStar.

The TLW believes the merger will benefit our members and customers by allowing competition between satellite and cable TV. Please consider our support for this merger as you address the issue in the coming weeks. Thank you very much for your consideration of our position.

Sincerely,


/s/ Jerry Hinderman
Jerry Hinderman, President



2817 Fish Hatchery Road  o  Madison, WI 53713-5005  o  608/270-8591  o
FAX 608-270-8595

                                   BEFORE THE
                        FEDERAL COMMUNICATIONS COMMISSION

                             WASHINGTON, D.C. 20554


IN RE CONSOLIDATED APPLICATION OF            )
                                             )
ECHOSTAR COMMUNICATIONS CORPORATION,         )
GENERAL MOTORS CORPORATION,                  )
HUGHES ELECTRONICS CORPORATION,              )
                                             )
         TRANSFERORS, AND                    )         GN DOCKET NO. 01-348
                                             )
ECHOSTAR COMMUNICATIONS CORPORATION,         )
                                             )
         TRANSFEREE,                         )
                                             )
FOR AUTHORITY TO TRANSFER CONTROL,           )



TO THE CABLE SERVICES BUREAU:


                                 COMMENTS OF THE
                             UNITED STATES INTERNET
                         INDUSTRY ASSOCIATION ("USIIA")
                         ------------------------------


                                                              DAVID P. MCCLURE
                                                               PRESIDENT & CEO
                                              US INTERNET INDUSTRY ASSOCIATION
                                            815 CONNECTICUT AVE. NW, SUITE 620
                                                          WASHINGTON, DC 20006
                                                          (703) 924-0006 VOICE
                                                            (703) 924-4203 FAX
                                                         (703) 851-4784 MOBILE
                                                            dmcclure@usiia.org
                                                          http://www.usiia.org

TABLE OF CONTENTS


SUMMARY ......................................................................3
STATEMENT OF STANDING  .......................................................3
STATEMENT OF FACTS ...........................................................4
COMMENTS OF THE USIIA ........................................................4
            1.       THE ISSUE IS CAPACITY, NOT COMPETITION
            2.       POSITIVE EFFECTS ON DEPLOYMENT OF BROADBAND
            3.       BENEFITS FOR INTERNET SERVICE PROVIDERS

SUMMARY OF FILING

         The US Internet Industry Association ("USIIA"), the leading national trade association of companies engaged in Internet commerce, content, and connectivity; submits on behalf of its members and the industry it serves these comments in response to the application for consolidated transfer of control from the transferors to the transferee, EchoStar Communications, Inc.

         USIIA believes that the transfer of control of the licenses and assets associated with the acquisition of Hughes Electronics Division of the General Motors Corporation will have a beneficial effect on the national capability to deliver broadband Internet services to rural America, and direct benefits to consumers and the Internet Service Providers who serve them.

         USIIA requests that the Federal Communications Commission act with all due speed to approve the application for consolidated transfer and approve the merger of these companies.


STATEMENT OF STANDING

         USIIA is a national trade association of competitive companies engaged in Internet commerce, content and connectivity. Its 300 members constitute a cross-section of the Internet industry, providing consensus on policy issues that breach the competitive interests of any single member or segment of the industry.

         USIIA members, through their annual dues and membership status, entrust the Association to represent their interests before regulatory and legislative bodies at the international, national and local levels. The Association's positions on issues represent a consensus of the opinions of its members, expressed through the USIIA Public Policy Committee, membership in which is open to all members in good standing; and through its Board of Directors, elected from among the membership. As the appointed representative of its members charged with advancing their economic interests and assisting in achieving and maintaining their legal and competitive parity, USIIA has standing to file these comments.

         USIIA has no financial interest in the outcome of the proceedings. The comments presented are based on a consensus of the best interests of the Internet industry and its members, and are not subject to change or withdrawal due to any contracts, agreements, competitive pressures, market valuations or corporate strategies.


STATEMENT OF FACTS AND BACKGROUND

         On October 28, 2001, General Motors and EchoStar Communications Corp. signed an agreement to merge the Hughes Electronics Corporation and its subsidiary companies with EchoStar.

         On November 1, 2001, FCC Chairman Michael K. Powell announced that W. Kenneth Ferree, chief of the Cable Services Bureau and future Media Bureau, will head the FCC delegation to the inter-agency team to review whether EchoStar Communications Corporation's proposed acquisition of General Motors' Hughes Electronics, which owns satellite television service DirecTV, is in the public interest.

         As a step toward this acquisition, the companies jointly petitioned the Federal Communications Commission on December 3, 2001, to approve the transfer of control of licenses and authorizations held by Hughes Electronics Corporation ("Hughes") and its subsidiaries and affiliates and by EchoStar Communications Corporation ("ECC") and its subsidiaries and affiliates to EchoStar Communications Corporation, a Delaware corporation.

         Hughes controls various space station, earth station, wireless and experimental licenses and Section 214 authorizations, including licenses and
Section 214 authorizations held by PanAmSat Corporation and its wholly-owned subsidiaries. ECC controls various space station and earth station licenses, including licenses and authorizations held by EchoStar Satellite Corporation, EchoStar 110 Corporation, EchoStar North America Corporation and EchoStar VisionStar Corporation.

         These comments are filed in CC Docket 01-348 in order to address issues inherent in the merger review process that will have significant impact on the Internet industry.


COMMENTS OF THE USIIA

         The issue is capacity, not competition. The new merged Echostar
         --------------------------------------
Communications would participate in the multi-channel television industry and in the Broadband Internet industry, but would hold substantial market share in neither. The combined 14.9 million subscribers of the new entity would represent less than 15 percent of the current US multi-channel television industry, which has over 100 million subscribers and is growing rapidly due to the introduction of high-speed data and digital television services. Likewise, the estimated 116,000 Broadband Internet subscribers to the satellite service would represent less than two percent of the total market for residential and broadband services as of 2002. Echostar would not be in a position to dominate either industry, or to act in ways detrimental to the interests of consumers without facing the loss of subscribers to other competitors.

         The issue is not whether the merged Echostar would stifle competition in the emerging markets for satellite distribution of television and Internet content. Rather, the question is whether any of the existing satellite companies in and of their own right will have the resources and capacity to offer consumers a choice in areas that can not otherwise be well or economically served by the cable or telephone industries. A combined satellite company has the best opportunity to provide competition to cable and other communications platforms. Without the ability to combine resources, it is unlikely that either company will in the foreseeable future have the capacity to provide service to these consumers.

         The merger will have positive effects on the deployment of Broadband
         --------------------------------------------------------------------
Internet services. At present, the competitive landscape for Broadband Internet
-----------------
services is divided between the cable companies and the telephone companies, with cable holding a two-to-one lead for deployment at present, but with the telephone industry expected to catch up rapidly as technological issues are resolved with DSL or more advanced fiber-optic services.

         While both cable and DSL have strengths as a delivery mechanism for Broadband Internet, neither of these technologies are capable of easily or economically serving the extensive rural areas of the United States that together comprise more than 30 percent of the market for

Broadband. Telephone Broadband solutions are hampered by distance restrictions, and cable by the economics of delivery. Only wireless or satellite services have demonstrated the capability to deliver affordable, high-speed Internet access to the most remote rural areas, and only satellite has available sufficient spectrum bandwidth to achieve the goal of Broadband deployment nationwide in the immediate future.

         Satellite services offer an opportunity to effectively compete with cable and telephone Broadband solutions in urban regions, stimulating competition. And they offer the ability to curb the negative impacts of the Digital Divide by reaching into geographic regions that can not be easily or affordably served by other platforms.

         The merger represents a renewed Broadband opportunity for Internet
         ------------------------------------------------------------------
Service Providers and their customers. The nation's 4,000-plus Internet Service
-------------------------------------
Providers find themselves in a difficult position as the nation moves toward Broadband. Current policy has virtually excluded them from participation in cable Internet, with the exception of a small handful of selected partners required under the merger conditions of AT&T/TCI and AOL/Time Warner.

         ISPs do have the ability to participate as active partners in the deployment of DSL, but this deployment has not been rapid or technologically easy to effect. Satellite services offer any ISP a low-cost alternative to deployment that also strengthens the customer relationship with rural customers and allows a reasonable return on investment. It affords a secondary channel for deployment that could be the difference between survival and extinction for service providers in this decade.

         The acquisition of Hughes Electronics by Echostar Communications will create a stronger, more capable satellite company that is better able to compete, will have the resources to expand products and services, will reach rural areas better than any other existing platform, and will offer expanded choices to Internet Service Providers and their customers.

         USIIA strongly recommends approval of the request for transfer of control.

Respectfully submitted,



David P. McClure
President & CEO
US Internet Industry Association

[LOGO]

                                  [Letterhead]

                               US INTERNET COUNCIL

January 31, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C.  20554

Re:  (Proceeding 01-348)

Dear Chairman Powell:

         I am writing on behalf of the United States Internet Council to request your quick review and approval of the pending satellite merger between EchoStar and DirecTV.

         More than five years ago on October 28, 1996, the founding companies and state lawmakers who launched the United States Internet Council drafted a plank of their Statement of Principles that applied to the future of broadband deployment. That plank reads:

         GROWTH. "The Internet's continued expansion depends on further growth in its capacity. Public policies must be designed to foster the ongoing expansion of useful and affordable bandwidth, encourage the development of innovative technologies and promote broad access."

         We believe that by allowing EchoStar and DirecTV to combine their limited spectrum resources, the new company will have twice the spectrum transmission capacity and the economies of scale to deploy next generation satellite based broadband and viably compete with cable and DSL for customers across the nation.

         For Americans in communities already served by DSL and cable broadband providers, the addition of satellite-delivered broadband services represents an enrichment of competitive choice. For rural residents who have no current access to broadband, the merged satellite company would provide national coverage and access to the digital future. Satellite delivery of broadband services is essential to the economic future of rural communities.

                              (continued on page 2)


                         UNITED STATES INTERNET COUNCIL
         1301 k street, n.w., suite 350 east tower - washington, dc 20005 phone: 202-789-8150 o fax: 202-789-8160

         The United States Internet Council understands that the development and deployment of broadband technologies will benefit the economy and provide new and exciting opportunities for all. Broadband Internet access can bring with it enormous benefits for education, health care, and entertainment -- further expanding upon its impact.

         It is our strong belief that this satellite merger will inject competition among the differing technologies and encourage investments and jobs in the high-tech community.

         In view of its benefits to consumers and the high-tech community, I look on this merger favorably. It is my hope that the Federal Communications Commission will agree with the United States Internet Council that this merger is in the public interest and merits timely approval.


Sincerely yours,

/s/ Mark Q. Rhoads

Mark Q. Rhoads
Vice President

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                  ------------